Exhibit 6.5

SECURED PROMISSORY NOTE

Future Labs III, Inc.

1134 11th st, suite 101

Santa Monica, CA, 90403

August 6th, 2019

$82,245.03

FOR VALUE RECEIVED, the undersigned, Future Labs III, Inc., a Delaware Corporation, hereinafter referred to as “Debtor”, promises to pay to the order of Future VC, LLC, a Delaware Limited Liability Company, or its successors or assigns, hereinafter referred to as “Holder”, the principal sum of Eighty-two thousand, two hundred, fourty-five dollars and three cents ($82,245.03), with interest thereon as provided below at 1134 11th st, suite 101, Santa Monica, CA, 90403, or such other place as designated by Holder, in lawful money of the United States of America. This secured promissory note shall hereinafter be referred to as the “Note”.

1.            Interest. Debtor promises to pay to the order of Holder interest at the rate of three percent (3%) per annum simple interest, from the date hereof until this Note is paid in full, on the unpaid principal balance of this Note. Interest shall be computed daily on the unpaid principal amount.

2.            Repayment. On August 6th, 2020 (the “Maturity Date”), Debtor shall repay the principal sum outstanding and any accrued and unpaid interest. In the event Debtor fails to make the payment due at the Maturity Date within five (5) days of the Maturity Date, then such payment shall be subject to a late fee in the amount of three percent (3%).

3.            Prepayment. Debtor shall have the right to prepay this note at any time without premium or penalty.

4.            Acceleration Upon Change in Control. Upon the occurrence of a change in control of the Holder by virtue of (i) the Holder selling, conveying or otherwise disposing of all or substantially all of its assets or (ii) the Holder being acquired by way of a merger, consolidation, reorganization or other transaction or series of transactions pursuant to which shareholders of the Holder prior to such transaction or transactions (other than bona fide equity financing transactions) own less than 50% of the voting interests in the surviving or resulting entity (each, an “Acquisition”) and such Acquisition is closed prior to the Maturity Date, then all outstanding indebtedness under this Note shall become immediately due and payable upon the closing of the Acquisition.

5.            Acceleration upon Default. Upon (i) default in the payment of any installment of interest due hereunder that has occurred and gone uncured for a period longer than ten (10) days, (ii) the filing by or against Debtor of any proceeding in bankruptcy, receivership, insolvency, reorganization, liquidation, conservatorship or similar proceeding (and, in the case of any such proceeding instituted against Debtor, such proceeding is not dismissed or stayed within 30 days of the commencement thereof) or (iii) any assignment by Debtor for the benefit of creditors, or any levy, garnishment, attachment or similar proceeding is instituted against any property of Debtor, then Holder may, in the Holder’s sole and absolute discretion and without notice or demand, declare the entire unpaid balance of principal plus accrued interest and any other sums due hereunder immediately due and payable, and such acceleration shall be effective, retroactive to the date of the default.

6.            Interest Rate After Default/Judgment. If a default under Section 5 has occurred and is continuing, or if a final judgment is entered against Debtor by a court of competent jurisdiction, the interest rate shall be increased to the lower of (a) six percent (6%) per annum or (b) the maximum rate permitted by applicable law from the date of default until this Note is paid in full. The amount of the judgment entered (which may include principal, interest, default interest, late charges, fees, and costs) shall bear interest at the lower of (a) six percent (6%) per annum or (b) the maximum rate permitted by applicable law.

7.            Expenses of Collection. In the event that this Note is referred to an attorney for collection and a final judgment or other final adjudication by a court with proper jurisdiction that a default has occurred in this Note is entered against Debtor, Debtor shall pay all of the Holder’s reasonable costs, fees (including reasonable attorneys’ fees) and expenses resulting from such referral.

8.            Waiver of Notice. To the extent permitted by law, Debtor hereby waives demand, notice, protest and all other demands and notices in connection with the delivery, acceptance, performance, default or enforcement of this Note.

9.            Security. This Note is secured by a security agreement between Holder and Debtor of even date herewith with respect to the property and assets of Debtor (the “Security Agreement”). This Note and the Security Agreement will rank in priority to any and all other indebtedness of Debtor and all other security interests granted by Debtor over any or all of its property or assets.

10.          Governing Law; Venue. This Note is to be construed in accordance with and governed by the internal laws of the State of California without giving effect to any choice of law rule that would cause the application of the laws of any jurisdiction other than the internal laws of the State of California to the rights and duties of the parties. All disputes and controversies arising out of or in connection with this Agreement shall be resolved exclusively by the state or federal courts located in Los Angeles County in the State of California, and each party hereto agrees to submit to the jurisdiction of said courts and agrees that venue shall lie exclusively with such courts.

11.          Benefit. This Note shall inure to the benefit of Holder and its successors and assigns and shall be binding upon Debtor and their successors and assigns.

12.          Waiver of Jury Trial. Debtor and Holder hereby waive trial by jury in any action, proceeding or counter-claim brought by any of the parties hereto against the other on or in respect of any matter whatsoever arising out of or in any way connected with this Note and/or the pledge agreement securing this Note.

13.          Commercial Loan. The Debtor warrants that this Note is the result of a commercial transaction.

14.          Enforcement. In the event any provision of this Note (or any part of any provision) is held by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision (or remaining part of the affected provision ) of this Note; but this Note shall be construed as if such invalid, illegal, or unenforceable provision (or part thereof) had not been contained in this Note, but only to the extent it is invalid, illegal or unenforceable.

15.          Modifications. This Note cannot be amended, modified or discharged orally. No requirements hereof may be waived at any time except by a writing signed by the party against whom the waiver shall be enforced nor shall any waiver be operative upon other than a single occasion unless to the contrary expressly stated therein.

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IN WITNESS WHEREOF, the Debtor has caused this note to be duly executed and delivered on the day and year first above written.

DEBTOR:

Future Labs III, Inc.
A Delaware Corporation

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